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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2006

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant
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1. Press Release of the Registrant dated July 14, 2006

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                       GRUPO IUSACELL ANNOUNCES EXTENSION

    MEXICO CITY, July 14 /PRNewswire-FirstCall/ -- Grupo Iusacell, S.A. de C.V. (BMV: CEL) ("Iusacell") announced that in connection with the exchange offer of its principal operating subsidiary, Grupo Iusacell Celular ("Iusacell Celular"), in respect of its US$190 million of Tranche A Bank Loans (the "Tranche A Loans"), US$76 million of Tranche B Bank Loans (the "Tranche B Loans") and US$150 million 10% Senior Notes due in 2004 (the "Existing Notes" together with the Tranche A Loans and the Tranche B Loans, the "Existing Debt") which was launched on May 25, 2006, Iusacell Celular has decided to extend the expiration date for such offer (the "Expiration Date") to July 26, 2006.

    As was announced on May 25, 2006, and pursuant to the agreement reached with the majority of its creditors, Iusacell Celular launched a solicitation of consents to:

    -- exchange any and all of its Tranche A Loans for new senior floating rate first lien notes due 2011; and
    -- exchange any and all of its Tranche B Loans and its Existing Notes for 10% senior subordinated second lien notes due 2012.

    THE EXCHANGE OFFER WILL EXPIRE AT 5:00PM, NEW YORK CITY TIME, ON JULY 26, 2006, UNLESS AGAIN EXTENDED BY IUSACELL.

    All references in the Information Memorandum dated May 25, 2006 as supplemented on June 29, 2006 (the "Information Memorandum") to the Expiration Date will include reference to such term as herein described. Except as described above, the restructuring of the Existing Debt will remain in all other respects subject to all terms and conditions described in the Information Memorandum.

    The Information and Exchange Agent for the exchange offer is Bondholder Communications Group. The Information and Exchange Agent can be reached by email at icolon@bondcom.com, and its telephone numbers are (44) 207-382-4580 in London or 212-809-2663 in New York.

    THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES, MEXICO OR IN ANY OTHER JURISDICTION, AND NONE OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER, IF CONSUMMATED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

    Forward-Looking Statements

    This release may contain forward-looking statements. Any such forward-looking statements, which reflect Iusacell's current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause Iusacell's actual results to be materially different from planned or expected results. These risks and uncertainties include, but are not limited to, competition, consumer demand, seasonality, economic conditions, and government activity. Investors should take such risks into account when making investment decisions.

SOURCE  Grupo Iusacell, S.A. de C.V.
    -0-                             07/14/2006
    /CONTACT: Investors, Jose Luis Riera K., Chief Financial Officer, +011-52-55-5109-5927, or J.Victor Ferrer, Finance Manager,
+011-52-55-5109-5273, or vferrer@iusacell.com.mx, both of Grupo Iusacell/
    /Web site:  http://www.iusacell.com /

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                   GRUPO IUSACELL, S.A. DE C.V.

Date: July 14, 2006

                                                          /s/
                                                          ----------------------
                                                   Name:  Fernando Cabrera
                                                   Title: Attorney in fact

                                                          /s/
                                                          ----------------------
                                                   Name:  Jose Luis Riera
                                                   Title: Attorney in fact

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